NEWS RELEASE

PARAMOUNT ENERGY CONFIRMS JUNE 2008 DISTRIBUTION

AND UPDATES HEDGING

Calgary, AB – June 19, 2008 (TSX – PMT.UN) Paramount Energy Trust (“PET” or the “Trust”) is pleased to confirm that its distribution to be paid on July 15, 2008 in respect of income received by PET for the month of June 2008, for Unitholders of record on June 30, 2008, will be $0.10 per Trust Unit.  The ex-distribution date is June 26, 2008.  The June distribution brings cumulative distributions paid since the inception of the Trust to $12.524 per Trust Unit.

Natural gas prices remain highly volatile largely due to uncertainty regarding weather and its effect on natural gas demand and storage, the global factors influencing LNG shipments to North America as well as the sentiment controlling rapidly changing crude oil markets.  PET closely monitors the market drivers with respect to natural gas prices and will continue to proactively manage the Trust’s forward price exposure to mitigate risk. Financial and physical forward sales arrangements at the AECO and NYMEX trading hubs as at June 19, 2008 are as follows:

Type of contract	Volumes at AECO (2) (GJ/d)	% of Budget Production (3)	Price ($/GJ)	Current Forward Price (4) ($/GJ)	Term
Financial	89,500		7.65		July 2008
Physical	19,500		8.56		July 2008
Period total AECO, net (1)	109,000	52	7.82	10.72	July 2008
Financial NYMEX	10,000		7.70 US$		July 2008
Period total NYMEX, net (1)	10,000	5	7.70 US$	12.81 US$	July 2008
Period total, net (1)	119,000	56			July 2008
Financial	82,000		7.44		August – October 2008
Physical	10,500		7.10		August – October 2008
Period total AECO, net (1)	92,500	44	7.40	10.94
Financial NYMEX	10,000		7.70 US$		August – October 2008
Period total NYMEX, net (1)	10,000	5	7.70 US$	12.94 US$	August – October 2008
Period total, net (1)	102,500	49			August – October 2008
Financial	96,000		7.77		November 2008 – March 2009
Physical	2,500		8.36		November 2008 – March 2009
Period total, net (1)	98,500	47	7.79	11.78	November 2008 – March 2009
Financial	5,000		11.11		January 2009
Period total, net (1)	5,000	2	11.11	11.83	January 2009
Financial	40,000		8.67		April – October 2009
Period total, net (1)	40,000	19	8.67	9.77	April – October 2009
Financial	10,000		10.21		November 2009 – March 2010
Period total, net (1)	10,000	5	10.21	10.46	November 2009 – March 2010

(1)

Weighted average prices are calculated by netting the volumes of the financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the financial and physical contracts.  Included in the November 2008 – March 2009 volume summary is a collar to sell forward 5,000 GJ/d at a floor price of $7.00 per GJ at AECO and a ceiling price of $8.00 per GJ. The ceiling price is used in the weighted average price calculation.

(2)

All transactions at AECO unless identified specifically as a NYMEX transaction.

(3)

Includes actual and gas over bitumen deemed projected production volumes.

(4)

Average AECO monthly index for July through December 2008 as at June 19, 2008 is $11.11 per GJ.

Based on current and forward market natural gas prices, PET’s monthly distribution is highly sustainable at the current level.  Incorporating PET’s current hedging portfolio and the forward market for natural gas prices into the Trust’s production, operations and cash flow forecasts for 2008, the current level of distribution annualized would result in an annual average payout ratio of approximately 42 percent for 2008 and bank debt at year end of less than $240 million.  With current bank credit capacity of $410 million, PET is considering expansion of its current 2008 spending plans to reinvest in additional capital activity within its core operations or to pursue other new venture opportunities.  The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital reinvestment.  PET reviews distributions on a monthly basis.  Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

Forward-Looking Information

Certain information regarding PET in this news release, including management's assessment of year end bank debt levels, production levels, cash flows and payout ratios, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com).  Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Sue Showers Investor Relations and Communications Advisor